Filed by Columbia Banking System, Inc. pursuant

to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Intermountain Community Bancorp

Commission File No.: 001-35775

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of joint investor conference call of Intermountain Community Bancorp (“Intermountain”) and Columbia Banking System, Inc. (“Columbia”) held on Thursday July 24, 2014.

Additional Information about the Merger and Where to Find It

In connection with the Merger, Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Intermountain and a Prospectus of Columbia, as well as other relevant documents concerning the proposed transaction. Shareholders of Columbia and Intermountain are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. The Proxy Statement/Prospectus and other relevant materials (when they become available) filed with the SEC may be obtained free of charge at the SEC’s Website at http://www.sec.gov. INTERMOUNTAIN SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS BEFORE VOTING ON THE MERGER.

Investors will also be able to obtain these documents, free of charge, from Intermountain by accessing Intermountain’s website at www.intermountainbank.com under the link to “About Us” and then the link to “Investor Relations” or from Columbia at www.columbiabank.com under the tab “About Us” and then under the heading “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to Columbia Banking System, Inc., Attention: Corporate Secretary, 1301 A Street, Suite 800, Tacoma, Washington 98401-2156 or to Intermountain Community Bancorp, 414 Church Street, P.O. Box 967, Sandpoint, Idaho 83864.

Participants in Solicitation

Columbia and Intermountain and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Intermountain in connection with the Merger. Information about the directors and executive officers of Columbia and their ownership of Columbia common stock is set forth in the proxy statement for Columbia’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 21, 2014. Information about the directors and executive officers of Intermountain and their ownership of Intermountain common stock is set forth in the proxy statement for Intermountain’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Cautionary Statements Regarding Forward-Looking Information

This filing may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Columbia’s or Intermountain’s performance or achievements to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and neither Columbia nor Intermountain assumes any duty to update forward looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Columbia and Intermountain, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the Merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Columbia’s stock price before closing, including as a result of the financial performance of Intermountain prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies, (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Columbia and Intermountain operate; (iv) the ability to promptly and effectively integrate the businesses of Columbia and Intermountain; (v) the reaction to the transaction of the companies’ customers, employees and counterparties to the transaction; (vi) diversion of management time on merger-related issues; (vii) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; and (viii) other risks that are described in Columbia’s and Intermountain’s public filings with the SEC. For more information, see the risk factors described in each of Columbia’s and Intermountain’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC.

Intermountain Community Bancorp

Second Quarter 2014 Earnings

Conference Call

Thursday, July 24, 2014 9:00 a.m. PDT

Operator: Ladies and gentlemen, thank you for standing by. Welcome to Columbia Banking System’s conference call. At this time, all participants are in a listen only mode. Later, we will conduct a question and answer session. Instructions will be given at that time. If you should require assistance during the conference, please press Star Zero. As a reminder, this conference is being recorded.

I would now like to turn the call over to your host, Melanie Dressel, President and Chief Executive Officer of Columbia Banking System.

Melanie Dressel, President and Chief Executive Officer

Thank you, Katina. Good morning, everyone – and thank you for joining us to discuss our exciting news today. Last evening, we announced that we have entered into a definitive agreement with Intermountain Community Bancorp, located in the state of Idaho. Joining me on the call today is Curt Hecker, President and CEO of Intermountain, Clint Stein, Chief Financial Officer here at Columbia.

We will be addressing our 2nd quarter results toward the end of the call, and will be happy to take your questions regarding both the merger and earnings following our remarks. At that time, Andy McDonald, our Chief Credit Officer and Hadley Robbins, our Chief Operating Officer, will join the call as well.

Before we begin, I’d like to note that the press release and slide presentation detailing yesterday’s announcement are available online at columbiabank.com on the lower right-hand corner of our home page if you’d like to follow along.

As always, I need to mention that we’ll be making some forward-looking statements. They’re of course subject to economic and other factors. You can find a more complete Safe Harbor explanation in our Form 10-K filed with the SEC for the year 2013.

I can’t tell you how pleased and excited we are to be able to announce this transaction. As you’ve heard me say many times, the criteria we consider in any acquisition are that it makes financial sense for our shareholders, that it expands our geographic footprint, and that it is culturally compatible. With that in mind, please turn to the Transaction Highlights, or Slide 3 of the presentation.

With last night’s announcement, we enter the state of Idaho with the acquisition of the 3rd largest community bank headquartered in Idaho. Idaho is an important state in the Pacific Northwest and prior to this acquisition, we had no presence there. We now can truly claim that we are the premier regional community bank serving the entire Pacific Northwest. We are particularly excited that we found a partner that has built a similar community-focused bank with a strong core deposit base, one third of their deposits are noninterest bearing accounts. This partnership also helps us expand into Boise, Idaho, which is the 3rd largest MSA in the Pacific Northwest.

On a combined basis, we will have more than $8 billion in assets and over 150 branches, and we will continue with strong capital levels as well. The transaction is immediately accretive to earnings. However, given the smaller relative size of the transaction, the earnings accretion is less impactful at about 2%. However, it is worth noting that on an incremental basis, earnings accretion is 22%. In other words, the earnings contributed by this transaction would add 22% more earnings per share on the shares we actually issue to Intermountain shareholders. The IRR in this transaction meets our financial hurdle of 15%. Tangible book value dilution is approximately 1% and it takes just under 3 years to earn back that initial dilution.

Slide 4 provides an overview of the terms of the transaction. The consideration offered is 0.6426 Columbia shares and $2.29 of cash per share. At our stock price as of yesterday, the transaction is valued at $18.22 per share or $121.5 million in total. Intermountain shareholders will have the option to elect Columbia shares, cash or a combination of the two. In total, we will issue 4.2 million shares and cash of $16.7 million.

As Columbia’s stock price moves, the value of the stock component will fluctuate. The pricing represents 1.23 times Intermountain’s stated tangible book value as of March 31st, and is an 11.7 premium, to yesterday’s closing price of $16.31 per share.

In consideration of our partnership, we will be adding one of Intermountain’s independent, community-based directors to Columbia’s Board. In addition, Curt Hecker, Intermountain’s current Chief Executive Officer, will be joining Columbia to assist with our Idaho expansion and integration of Intermountain into Columbia.

We’re targeting a 4th quarter completion date, pending customary closing conditions, which include regulatory approval and the approval of Intermountain shareholders. It’s important to note that we conducted a comprehensive due diligence review over many weeks. Our diligence process included numerous meetings between members of the executive management of both banks and a thorough review of Intermountain’s loan portfolio, business activities and operations.

Slide 5 provides an overview of Intermountain. I think now would be a good time to turn the call over to Curt to review this slide and to share his thoughts on the transaction.

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Curt Hecker

President, Chief Executive Officer & Director

Intermountain Community Bancorp

Thank you, Melanie. I’d like to take a few minutes to say how pleased I am and excited about the merger with Columbia. Our Board, Executive Management team and I all agree that this transaction makes sense for our shareholders, customers and employees.

As slide 5 indicates, we operate primarily in Idaho, which complements Columbia’s current Pacific NW footprint very well. Idaho is a diversified, vibrant market with current unemployment rates below 5% and growth rates anticipated to exceed national averages over the next 10 years.

Through the strong reputation and combined resources of Columbia and IMCB, we can more aggressively pursue market opportunities in the state, including further expansion in the Boise area.

From a financial perspective, we’ve built a very strong, loyal and local deposit base, the cost of which has been lower than peers for many years. Retaining customer loyalties at this pivotal point is key to future success as we marry our extensive local knowledge and relationships with Columbia’s considerable expertise in this arena.

On the lending side, the combination with Columbia will enhance the ability of our lenders to build customer value and increase portfolio sizes. Non-interest income has always been a strength for us, and our trust, investment, cash management and deposit services will integrate very well with Columbia’s.

We’ve been pursuing efficiency strategies for several years now, and this merger will provide the scale to accelerate this process, thereby unlocking significant additional value for our combined shareholders in the coming years.

And with that I will turn it back to Melanie.

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Melanie Dressel

Thanks, Curt. Now, slide 6 illustrates the extension of our footprint into Idaho. As Curt mentioned, Intermountain has 19 branches. We have only one planned branch consolidation, and that would be in the downtown Spokane market where our two locations are in very close proximity to one another.

On slide 7, you can see that Intermountain’s deposit market share ranks them tenth in the state, but it is the third largest bank headquartered in Idaho. We believe that Idaho is an exciting market with a growing population. Idaho’s economy is rapidly improving, with an unemployment rate of 4.7% as of June. We are particularly excited about the opportunity to serve the Boise market, which is the third largest MSA in the Pacific Northwest.

Slide 8 gives you a better feel for the employment base of Idaho, with service industries making up a majority of the economy. The bottom slide shows the vast improvement in the employment figures for Idaho.

At this point, I’d like to turn the call over to Clint Stein, our Chief Financial Officer, to discuss more of the transaction details.

Clint Stein

Thank you, Melanie. Good morning everyone.

Turning to slide 9, the charts illustrate a loan portfolio and core deposit profile that is similar to ours but adds some additional geographic diversity. As Curt mentioned, much like Columbia, Intermountain has a solid low cost core deposit base with the cost of their non-maturity deposits at just 8 basis points in the March quarter. On the lending front, our capital base and product offerings will allow us to pursue select larger lending relationships in the Idaho market that previously were unavailable to Intermountain.

On slide 11, I’ll go over our key transaction assumptions. As you know we do not provide earnings guidance. For our analysis we have used analyst consensus estimates for us and reasonable projections for Intermountain to generate our estimated earnings accretion. For Intermountain, we have assumed that recent financial performance continues to marginally improve with modest loan and asset growth in the 2-3% per year range.

We expect to realize approximately $8.6 million in cost savings from the acquisition, or 27% of Intermountain’s noninterest expense. We forecast about 50% of the cost savings to be realized in 2015, and then the full amount in 2016.

We anticipate approximately $18 million in pre-tax deal-related expenses, and we are estimating a mark on the loan portfolio of 3.63%.

In addition, our estimated day one fair value marks, include a premium of $5 million for investment securities, an estimated $13.7 million discount on fixed assets and an estimated deposit write up of $1.5 million. We will redeem the $16.5 million of Trust Preferred securities at or shortly after closing. Our estimated core deposit intangible assumption is based on 1.5% of Intermountain’s core deposits.

We did not assume any revenue enhancements for our modeling purposes, but do believe that our larger lending limit and our product set will provide opportunities to enhance earnings over a longer period. Finally, subject to regulatory approval, we expect the acquisition to close sometime in the 4th quarter, but for modeling purposes, we assumed a December 31, 2014 close.

Slide 12 details our cost savings estimate of $8.6 million, which represents about 27% of Intermountain’s non-interest expense. As we have demonstrated with prior acquisitions, we are committed to achieving our modeled savings and will provide you with periodic updates on our progress.

Slide 13 illustrates the transaction metrics and pro forma capital ratios. As Melanie mentioned, at closing Columbia will issue 4.2 million shares of stock and pay $16.7 million in cash. At yesterday’s closing price of $24.79, the aggregate consideration would have been approximately $121.5 million, or $18.22 per share for Intermountain shareholders.

As Columbia’s stock price fluctuates, the value of the stock consideration moves, so the resulting deal price per share moves as well. There are no collars in this structure, but the deal is subject to a 17.5% double trigger walk away on the downside. The shareholders of Intermountain will get the opportunity to elect stock, cash or a combination of stock and cash, which will be subject to proration. We provided a chart in the appendix on slide 16, which illustrates what Intermountain shareholders receive at different Columbia stock prices.

We believe that the transaction multiples compare favorably with other deals in today’s environment.

In terms of financial metrics, in the first full year of cost save realization, earnings per share increase approximately 2%, while earnings on shares issued on an incremental basis is approximately 22% accretive. The IRR is greater than 15%, which is a measure of the return on capital utilized or allocated to the transaction. Last, the TBV dilution at close is approximately 1% and the estimated tangible book value earn-back period is less than 3 years.

We maintain strong pro forma capital ratios, as demonstrated by a tangible common equity ratio of 9.82%, and a total risk-based ratio of 14.40%.

To wrap up our prepared remarks, I’ll turn the call back over to Melanie.

Melanie Dressel

Thanks, Clint.

Page 14 of the slide deck provides a summary of the investment opportunities this merger creates. We truly believe it’s compelling. This acquisition is in line with our strategic plan and meets our investment criteria. We are excited to serve the Idaho market with plans on expanding Intermountain’s current solid foothold. Having completed five FDIC transactions since 2009, in addition to seven open bank acquisitions in our history, we have a well-tested and successful track record for integrating community banks, and we feel very confident that this integration will go smoothly.

Thank you for allowing us the opportunity to share our thoughts on this transaction. Following our comments about our 2nd quarter earnings release, we will open the call for questions. In addition to Curt and Clint, we also have Hadley Robbins, Columbia’s Chief Operating Officer and Andy McDonald, Columbia’s Chief Credit Officer available to answer questions.

First, I’d like to very briefly cover some important points about our economy here in the Pacific Northwest. Looking at the big picture, the pace of the economy is picking up speed and continues to improve over a wide range of indicators. For example, unemployment rates, which have lagged other recovery indicators, have significantly improved in Washington, Oregon and Idaho.

Other good news is that Boeing’s Washington payroll rose for the first time in 19 months and is up to over 81,000. Sales are brisk, and the company now has 783 net firm orders for the year so far. On the other hand, Microsoft recently announced 18,000 job cuts worldwide. However, we’re looking at about 1,300 cuts in the Puget Sound Region, and the consensus is they shouldn’t have too much of an impact on the local economy.

In short, the economy is continuing its steady improvement here in the Pacific Northwest.

We were pleased with our 2nd quarter results, which reflected record loan production of just over $250 million, the third consecutive quarter with more than $200 million in new loans. The quarter was also the one-year anniversary of our acquisition of West Coast, it’s worth noting that we achieved the expected earnings accretion and cost saves.

At this point, I’d like to turn the call over to Clint to talk about our financial performance.

Clint Stein

It certainly was a busy quarter for us. We reported second quarter earnings of $21.2 million dollars, or 40 cents per diluted common share. Our reported earnings per share were negatively impacted by roughly 2 cents due to $672 thousand dollars in pretax acquisition related expense and $635 thousand dollars of expense resulting from the accounting impact of our acquired FDIC loan portfolios.

Net Interest income increased $1.2 million dollars over the prior quarter to $75.1 million. As a result of portfolio growth, interest income on loans increased $1.5 million on a linked quarter basis despite a $1 million dollar decline in incremental accretion income.

Noninterest income before the change in FDIC loss sharing asset was $19.7 million dollars in the current quarter, up $850 thousand from the prior quarter. Total revenue before the change in FDIC loss sharing asset increased $2.0 million dollars over the prior quarter.

Total noninterest expense was $57.8 million for the current quarter, up $378 thousand dollars from the first quarter. After taking into consideration the clawback liability accrual, acquisition related expense, net cost of OREO, and a $430 thousand dollar loss on the sale of a former branch building we inherited from one of our FDIC assisted acquisitions, our core noninterest expense run rate for the quarter was $56.9 million, up from $56.1 million on the same basis during the first quarter. The increase was in areas such as Advertising, Data Processing, Legal and Professional services, and operating losses, which are all categories susceptible to timing differences. Despite the uptick in the current quarter, we remain focused on the continued improvement in our noninterest expense run rate.

The operating net interest margin expanded 8 basis points from the prior quarter to 4.27%. The NIM benefited in the second quarter from the loan growth that occurred at the end of the first quarter as well as the current period growth.

Our average cost of interest-bearing deposits for the quarter held steady at 8 basis points and our cost of total deposits also remained unchanged at 5 basis points.

Our effective tax rate for the quarter was 29%, down slightly from our prior year rate of 31% but in line with our expectations for the remainder of 2014.

Last, tangible book value per common share increased from $13.38 at the end of the first quarter to $13.74 at quarter end and our tangible common equity to tangible assets ratio was 10.43%

Now, I’ll turn the call over to Hadley to discuss our production results.

Hadley Robbins

Non covered loans were $4.45 billion at June 30, 2014, up $156 million, or 4% from $4.3 billion at March 31, 2014. The increase in non-covered loans was driven by strong levels of new loan production, which was over $252 million during the quarter. Term loans accounted for roughly $155 million of total new production and new lines represented about $97 million. The mix of new production largely consisted of commercial business loans (59%) and commercial real estate term loans (27%). Funded loan balances associated with new production were nicely distributed in terms of size: 26% of new production was over $5 million, 31% was in the range of $1 million to $5 million, and 43% was under $1 million. In terms of geography, Washington generated about 70% of new production and Oregon 30%. The low interest rate environment coupled with competitive market conditions for good quality loans continued to put pressure on pricing for both new and existing relationships. The bank’s tax adjusted weighted average coupon rate for the loan portfolio was 4.73% at year-end 2013, 4.65% at March 31, 2014, and 4.58% as June 30, 2014.

Commercial business loans ended the quarter at $1.73 billion, up $134 million, or 7.7% from the first quarter. The increase in second quarter outstanding loans is largely due to new production; however, more active line utilization also contributed to higher commercial loan levels during the quarter. Line utilization increased from 52.8% of total commitments as of March 31, 2014, to 55.8% at June 30, 2014. During the quarter loan growth occurred across a number of business sectors. Those with the highest level of activity included finance (net increase $33 million), contractors ($26 million), transportation and warehouse ($24 million), and agriculture ($28 million). Seasonal borrowing activity in the agriculture sector was most pronounced in wheat ($8 million), potato ($5 million), and fruit farming ($5 million) operations. We also observed increased activity in the public administration sector ($19 million).

Commercial real estate term loans ended the quarter at $2.1 billion, up about $13.9 million over the first quarter. Growth was centered in owner occupied projects, principally in office ($13 million), manufacturing ($4 million), recreation ($4 million), and health care ($4 million). The term commercial real estate product segment with the largest quarterly decline was hotel/motel (of about $13.9 million). The reduction in this category was largely controlled and related to problem loan resolution efforts.

Loan Pipeline

The level of our current C&I and commercial real estate pipeline is comparable to the level and mix of loan types experienced during the second quarter. Deal flow is fluid and subject to delays and competitive conditions, so it is difficult to speak with precision. At this point, we expect the pipeline to fuel third quarter production at a level consistent with production levels seen in the first and second quarter of this year. However, it is important to note that third quarter net loan growth is likely to be impacted by higher than normal payoffs. A few of our borrowers have alerted us to potential property sales that will trigger payoff. REIT’s appear to be active in our footprint and are targeting properties with credit tenants. We also have a number of multifamily construction loans that are nearing stabilization and will pay off as they move to the secondary market for permanent funding. We continue to fund new multifamily construction loans, but we remain very selective and are purposeful in managing our exposure levels in this category.

Deposits

Total deposits at June 30, 2014 were $5.99 billion, a decrease of $59.3 million, or 1% from $6.04 billion at March 31, 2014. The decrease was largely due to seasonal deposit fluctuations. Compared to year end 2013, total deposits have increased $25.6 million. Core deposits comprise 96% of total deposits and were $5.74 billion at June 30, 2014.

That concludes my comments… I’d like to turn the call over to Andy McDonald

Andy McDonald

Thanks, Hadley.

Nonperforming assets continued their decline this past quarter and now represent 0.65% of our non-covered assets. The reduction in nonperforming assets was centered in reductions in non-accrual assets as OREO balances remained relatively unchanged from the prior quarter.

As of the end of the quarter we also had approximately $13.7 million in recorded investment in TDRs, of which about $1.7 million is included in the NPA category, leaving $12.0 million in performing TDR’s.

For the quarter the company had a provision of $600,000 for non-covered loans. The modest level of the provision was primarily due to charge offs associated with the West Coast bank portfolio. There was no provision associated with the originated portfolio as growth in loans was offset by improving credit quality thus leaving the allowance in absolute terms even with last quarter at around $46 million. We also enjoyed a small recapture out of our of Bank of Whitman portfolio during the quarter as well.

Past due loans at quarter end were 23 basis points compared to last quarter when they were 43 basis points. Including the covered loans past due loans stood at around 30 basis points as of June 30th.

With that, I will turn the call back over to Melanie Dressel

Melanie Dressel

Thanks, Andy.

We share other good news yesterday — we also announced a quarterly cash dividend of $0.14 per common share, as well as a special dividend of $0.14. Both dividends will be paid on August 20, 2014 to shareholders of record as of the close of business on August 6, 2014. This constitutes a payout ratio of 70% for the quarter, and a dividend yield of 4.52% based on yesterday’s closing price. We are very pleased to be in a position to both increase our regular dividend from $0.12 for the first quarter, as well as pay a special dividend.

A major focus for the last half of 2014 and beyond will of course be to move forward with the closing of the Intermountain acquisition and the integration of our two companies. We want to maintain our external focus on building market share, continue our high quality loan growth and expand our relationships with our customers to improve non-interest income opportunities. We feel very positive about our future as we make big strides toward our mission to become the best Pacific Northwest regional community bank.

With that, this concludes our prepared comments this afternoon. As a reminder, Curt Hecker, Clint Stein, Hadley Robbins and Andy McDonald are with me to answer your questions about the merger agreement and our 2nd quarter financial results. And now, we will open the call for questions.

As a reminder, Curt Hecker, Clint Stein, Hadley Robbins, and Andy McDonald are with me to answer your questions about the merger agreement and our second quarter financial results.

Operator:	Ladies and gentlemen, in order to ask a question, press star then the number 1 on your telephone keypad. Again, that is star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Your first question is from Brett Rabatin with Sterne Agee.

Melanie Dressel:	Hi, Brett.

Brett Rabatin:	Good morning, Melanie. How are you?

Melanie Dressel:	Great. How about you?

Brett Rabatin:	I’m good; thanks. I guess the first things, congratulations on the transaction. Maybe if you could talk a little bit about the transaction; you’re obviously not going to be closing many branches; just one. Could you talk a little more about the 27 percent expense saves in the deal?

And then I think you mentioned that there were no revenue enhancements assumed with the transaction, but that you had opportunities for some of those. If you would talk about those two things, I guess, first.

Melanie Dressel:	Sure. And you’re right, Brett; we did not include revenue enhancements.

But we did a very, very thorough due diligence process and, as I mentioned before, we spent quite a bit of time with Intermountain’s executive team, really talking about what cost-saves we could really implement in the combined company. And I think that we came up with a really good forecast.

And you know obviously, the biggest area of expense saves comes from the competition – compensation and benefit area, which is always – or generally the case. The other two areas – well, technology and communications is also another area that we feel that we can get some real efficiencies.

Then there are the normal marketing and promotion activities, occupancy, equipment you know, those kind of things. So it’s pretty generic, but I believe that, because of the close relationship that we have in coming up with these numbers that they’re pretty reliable.

Brett Rabatin:	OK. And then thoughts on just any potential revenue enhancement with the combination; any thoughts on that.

Melanie Dressel:	Yes, Curt, maybe you’d like to chime in on this, or Hadley?

Hadley Robbins:	Curt?

Curt Hecker:	Sure. This is Curt. I’ll jump in on that.

I felt we were cautious, I think, in not wanting to rely right out of the shoot on revenue enhancements, but I do think we have the ability to continue to expand on interest income, with the combination of the two institutions, in particular in the trust and investment services area, where we think we complement one another and have expansion opportunities.

The loan growth estimates can be another opportunity for us as well, too, as we definitely have additional growth within the market, but we’ve wanted to be conservative with that and not overstate that at this point in time.

Hadley Robbins:	Brett, a few things …

Brett Rabatin:	OK.

Hadley Robbins:	A few of the things that I’m looking at Curt has mentioned. We do see opportunities to marry up some of the existing areas that we have revenue streams in the investment area, we can bring wealth management to the table. We’ve got a strong Ag (money) position and the depth of the bank allows for larger relationships, so we could expand some of those relationships, potentially.

And we have a product set that’s fairly compatible, but maybe we can do some cross-selling as well, so those are areas we’re looking at. Payment solutions, in general, offer a great opportunity for us to look into deeper.

But again, we didn’t want to take an overly optimistic view of this and wanted to proceed with more information and diligence, so thank you.

Brett Rabatin:	OK. That’s great color. And then, I guess the other thing I was just curious about was related to earnings and just the commentary around (expecting) some payoffs in the third quarter. Was hoping you could give us an idea of the magnitude, if you – if you had some thoughts around that.

And then just you mentioned growth in C&I and commercial real estate this quarter. I was just curious what you’re seeing on pricing and those areas.

Hadley Robbins	Yes, with regard to payoffs, it’s difficult to say with certainty that they will actually occur, but there are discussions that are going underway, so I wanted to alert everybody to that.

The activity that’s multifamily is much a carryover of activity that was booked at West Coast Bank and the combined bank, we have concentration levels that come into play and we manage our concentration levels very carefully, but not so that it interrupts our ability to serve existing clients.

With that, we stabilized our projects in the multifamily area and they’re moving to the secondary and they will – they will go to the secondary market. The magnitude of the multifamily is in the range of the 30, 40 million and that I, at this point, don’t want to put a dollar amount on what may go as a result of property sales, because I’m not certain those will come into play.

Brett Rabatin:	OK, great. Thanks for the color.

Hadley Robbins	You bet.

Melanie Dressel:	Thanks, Brett.

Operator:	Your next question comes from Jeff Rulis with D.A. Davidson.

Melanie Dressel:	Good morning, Jeff.

Jeff Rulis	Good morning, Melanie.

I guess I’d be interested in the genesis of the deal and, either from Curt or Melanie, who approached who on the transaction and then you know was this a competitive bid process?

Melanie Dressel:	Well, I’ll let Curt chime in, but I believe that I was the one that picked up the phone first and called, but Curt and I have known each other professionally, for a long time and certainly I’ve watched with a great deal of admiration in terms of how Curt has operated the bank even during very challenging times and continues to do that.

And we’re really happy that Curt’s staying on with us to help us continue to grow the Idaho market.

Do you want to add anything, Curt?

Curt Hecker:	Yes. Yes, Melanie did get in contact with me and then I reciprocated you know to Melanie’s comments that I’ve known her and I have watched the progress of Columbia and have always been very impressed and we had very good discussions early on.

You know with that said, the board has continued to follow normal fiduciary processes and we completed that and we will be putting out a proxy that will describe the process all in detail at that time.

Jeff Rulis:	Great. Thanks.

I guess, moving on to the quarterly results, just interested in the loan production. Was it fairly uniform throughout the quarter? Late, or early, it seemed to indicate that you had some activity late in Q1, but just wanted to confirm that.

Hadley Robbins:	It was backend loaded. The month of June was pretty heavy and the amount of production in June was about 120 million.

Jeff Rulis:	Ah, OK.

Melanie Dressel:	And then the line-of-credit usage also improved during the quarter, a lot of which is seasonal.

Clint Stein:	And this is Clint, Jeff. And I think you’re referring to maybe the comment I made in my prepared remarks.

We had about half of our first quarter loan growth occurred in March. And I believe, last quarter, we spoke about that we didn’t get the full benefit of that, but we would in the second quarter and so I was kind of following up and helping to connect the dots from our prior discussions on this call last quarter.

Jeff Rulis	No, that’s helpful. I guess, on that note; over you know a broader, maybe four quarters, I guess the core margin, the discussion’s been kind of guarded or sort of a negative tone or some pressure there.

Now that you’ve seen a pickup in loan growth, I guess your thoughts on have you moved more to a neutral core margin or possibly positive outlook?

Melanie Dressel:	Clint?

Clint Stein:	Well you know with the core margin, it’s year-over-year. You know we’re done five basis points for the six months ended June 2014, versus the six months in 2013.

I guess the reason that I tend to sound guarded about that is that you know we’re still you know we’re still facing the same rate environment that we’ve been in over the last year or two or longer.

You know we started to get some relief with the investment portfolio and those yields trending up, but now the 10-year is down and so it comes down to asset mix and we have a great loan production.

So I guess, if we were sitting at the median of our peer group, with a – with a margin, I would feel pretty optimistic that it would expand. But given that we’re kind of on the high end of what we see with our peers and competitors (inaudible) core margin, it just still (leaves) me to be cautiously optimistic about what the margin will do.

But it has been very resilient and we’ve talked about that with a lot of investor conferences and calls that, over the history of the company you know the margin’s hung in there, between (4-1/4) and 4-12 percent through a lot of different rate and business cycles.

And so I do think that we will continue to have a very resilient margin, but you know just comes down to what happens with the rate environment and when and competitive pressures.

Jeff Lewis:	OK. Thanks for the commentary.

Melanie Dressel:	Thanks, Jeff.

Clint Stein:	You bet.

Operator:	Your next question comes from Joe Morford with RBC Capital Markets.

Melanie Dressel:	Morning, Joe.

Joe Morford:	I too offer my congratulations on the deal.

Melanie Dressel:	Thank you.

Joe Morford:	First question, just on that. I was curious about the expected timing for the systems conversion and will you be integrating Intermountain into Columbia or will it be run as a separate subsidiary?

Melanie Dressel:	No. It will be integrated into Columbia and we’re expecting to do the conversion, probably sometime in May.

Joe Morford:	May of ’15; OK.

Melanie Dressel:	Yes.

Joe Morford:	And then, just following up on the increased commercial loan growth and line utilization rates, I recognize some of that as seasonal, but just in general, are you seeing any increased confidence among business customers and their willingness to invest and hire and things like that?

Hadley Robbins:	I think so. I think the comment I’d make; people are still very cautiously optimistic about how things will evolve over the coming year or two, but many do see increased business activity and it’s fairly uniform across industry sectors.

But I would caution that it’s just cautiously optimistic in terms of the viewpoints. Talking to a few business leaders not too long ago; everything was looking well and then the unrest that’s taking place in Middle East and elsewhere – Ukraine, factor into thought processes and slow things down.

But I think that most view things in a positive light.

Joe Morford:	OK. Thanks so much.

Melanie Dressel:	Thanks, Joe.

Operator:	Your next question comes from Jackie Shemara with KBW.

Melanie Dressel:	Hi, Jackie.

Jacque Chimera:	Hi, Melanie.

Quick question for you on the special dividend policy. In the past, I know that you’ve utilized that, absent acquisitions and then, at least to me, I felt like it sent a pretty clear message when you have the announcement concurrently, alongside a deal.

How do you look at that going forward?

Melanie Dressel:	Well, it is a quarter-by-quarter decision and we discuss it with the board and we look at what what we have in front of us that might be a good utilization of capital. And we literally make the decision in that fashion.

What we always want on the regular dividend is that we want it to be sustainable and so (view) them you know separately. We want to make sure that people understand, particularly with this dividend, that we feel very confident in our earnings and it’s reflected in our increased regular dividend as well.

Jacque Chimera:	So, is it a safe assumption then to say that it’ll be a quarterly decision and the board will discuss whether a special dividend will happen or not, but just based on the fact that you announced the deal and did a special dividend; it’s not completely off the table for the November payment?

Melanie Dressel:	That’s correct. I will

Jacque Chimera:	OK.

Melanie Dressel:	… just be decided at that time.

Jacque Chimera:	OK. And as I look at the accretion, I want to make sure that I’m understanding how you’re calculating that.

The 22 percent; that’s not off of base Columbia earnings; that’s off of the new issuance of the 4.2 million shares?

Clint Stein:	That’s correct.

Jacque Chimera:	OK. OK and then, just lastly, on the (trust) that you’ll be paying off; will there be any other marks? I know there wasn’t anything mentioned in the presentation, but would there be any marks on the existing borrowings, outside of the (trust)?

Clint Stein:	I’m sorry; I didn’t catch the first part of that.

Jacque Chimera:	The – (I’m) understanding that you’re paying off the 16-1/2 million in (trust); the additional small amount of borrowings that Intermountain has. Will there be any meaningful marks on that portfolio?

Clint Stein:	No. I think those are very short-term in nature and probably most of those will be gone by the time that we get to the closing.

Jacque Chimera:	OK, great. Thank you very much. (Nice to see you all).

Melanie Dressel:	Thanks, Jackie.

Clint Stein:	Thanks, Jackie.

Operator:	At this time, there are no further questions.

Melanie Dressel:	All right. Well, once again, thank you for joining us this morning. We really appreciate your questions and we’ll talk to you next quarter. Thank you; bye.

Operator:	Thank you for participating in today’s conference. You may now disconnect.

END